UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM  6-K

                     REPORT OF FOREIGN ISSUER
             Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Act of 1934

                 FOR THE MONTH OF SEPTEMBER, 2002
                      INTERIM REPORT FOR THE
               NINE MONTHS ENDED SEPTEMBER 30, 2002

                 Commission file number  0 - 9079

                REVENUE PROPERTIES COMPANY LIMITED
         (Incorporated under the laws of Ontario, Canada)
                     THE COLONNADE, SUITE 300
                       131 BLOOR STREET WEST
                TORONTO, ONTARIO,  CANADA  M5S 1R1
            Tel: (416) 963-8100    Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
   Form 20-F __x__            Form 40-F _____
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes ________               No __x__
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                              REVENUE PROPERTIES COMPANY LIMITED


                                 "William I. Kennedy"
                              ---------------------------------
November 1, 2002              William I. Kennedy
                              President


                                  "Richard E. Fletcher"
                              ---------------------------------
November 1, 2002              Richard E. Fletcher
                              Vice-President, Finance
                              Principal Financial
                              and Accounting Officer






 REVENUE PROPERTIES COMPANY LIMITED
 Interim report for the three and nine months ended September 30, 2002



 INDEX                                                     Page number

 Consolidated Balance Sheets -
   September 30, 2002 and December 31, 2001                          3

 Consolidated Statements of Income -
   Three and nine months ended September 30, 2002 and 2001           4

 Consolidated Statements of Deficit -
   Nine months ended September 30, 2002 and 2001                     5

 Consolidated Statements of Funds from Continuing Operations -
   Three and nine months ended September 30,  2002 and 2001          5

 Consolidated Statements of Cash Flow  -
   Three and nine months ended September 30,  2002 and 2001          6

 Notes to Consolidated Financial Statements                      7 - 9

 Report to Shareholders                                             10











REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS


(in thousands of Canadian dollars)

                                           September 30   December 31
                                                   2002          2001
                                           ------------   -----------
ASSETS
Rental properties                              $108,155      $144,356
Properties held for development and sale         11,872        15,130
Cash and cash equivalents                         4,765       126,444
Portfolio investments  (Note 3)                  45,616           ---
Mortgages and advances receivable (Note 10)      25,824         8,728
Other assets                                     10,339         2,911
Future income tax asset                             ---         1,184
Discontinued operations  (Note 8)                 4,335        19,345
                                           ------------   -----------
                                               $210,906      $318,098
                                           ============   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Long-term debt                                  $46,844       $49,157
Convertible debentures (Note 5)                  45,328       118,210
Bank and other indebtedness                         918        50,833
Accounts payable and deposits                    10,961        15,819
Future income tax liability                       6,454           ---
                                           ------------   -----------
                                                110,505       234,019

Shareholders' equity                            100,401        84,079
                                           ------------   -----------
                                               $210,906      $318,098
                                           ============   ===========
The accompanying notes form an integral part of these financial statements.









 REVENUE PROPERTIES COMPANY LIMITED
 CONSOLIDATED STATEMENTS OF INCOME
                                        Three months      Nine months
                                               ended            ended
 (unaudited, in thousands of            September 30     September 30
 Canadian dollars, except
    per share amounts)                  2002    2001     2002    2001
                                    -------- -------  ------- -------
 RENTAL OPERATIONS
     Revenue                         $13,203 $14,891  $44,173 $44,866
     Property operating expenses       7,529   9,000   26,156  28,032
                                    -------- -------  ------- -------
                                       5,674   5,891   18,017  16,834
                                    -------- -------  ------- -------
 REAL ESTATE SALES
     Sales                             1,719     ---    6,048     ---
     Cost of sales                     1,524     ---    5,706     ---
                                    -------- -------  ------- -------
                                         195     ---      342     ---
                                    -------- -------  ------- -------
 Other operating expenses:
     Interest                          1,902   4,205    7,072  15,544
     General and administrative          990   1,046    3,285   3,447
     Interest and other income         (932) (1,284)  (1,092) (1,562)
     Foreign exchange loss (gain)        368   (596)      644   (596)
     Depreciation and amortization     1,154   1,321    4,260   3,987
                                    -------- -------  ------- -------
                                       3,482   4,692   14,169  20,820
                                    -------- -------  ------- -------
 OPERATING PROFIT (LOSS)               2,387   1,199    4,190 (3,986)

 Reduction of foreign currency
     translation account                 ---     ---   10,520  18,487
 Gain on sale of rental property         ---     ---   23,940     ---
 Loss on redemption of convertible
     debentures (Note 5)                 ---     ---    (992)     ---
 Diminution in value of
     real estate assets                  ---     ---      --- (9,530)
 Penalty on early debt repayment         ---     ---      --- (3,139)
 Gain on sale of shares of PNP           ---     ---      ---  23,574
 Equity in earnings of PNP               ---     ---      ---  12,018
 Dividend income from PNP                ---   1,071      ---   1,935
                                    -------- -------  ------- -------
 INCOME FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES               2,387   2,270   37,658  39,359

 Income taxes
     Current                              89     127    (233)   2,868
     Future                            (189)   1,310    7,638   2,241
                                    -------- -------  ------- -------
                                       (100)   1,437    7,405   5,109
                                    -------- -------  ------- -------
 INCOME FROM CONTINUING OPERATIONS 2,487 833 30,253 34,250 Income (loss) from discontinued
     operations                          ---     129    (533)   1,111
                                    -------- -------  ------- -------
 NET INCOME                           $2,487    $962  $29,720 $35,361
                                    ======== =======  ======= =======

 Per basic and diluted common share (Note 7)
 Income per common share from continuing operations
     Basic                             $0.02   $0.00    $0.43   $0.50
     Diluted                           $0.02   $0.00    $0.26   $0.36
 Net income per common share
     Basic                             $0.02   $0.00    $0.42   $0.51
     Diluted                           $0.02   $0.00    $0.25   $0.37
 Weighted average number of shares (in thousands)
     Basic                            64,152  62,523   64,095  63,291
     Diluted                         110,240  62,708  123,448 110,867

 The accompanying notes form an integral part of these financial statements.




 REVENUE PROPERTIES COMPANY LIMITED
 CONSOLIDATED STATEMENTS OF DEFICIT

                                       Nine months ended September 30
 (unaudited, in thousands of Canadian             2002           2001
 dollars)                                     --------       --------

 Deficit at beginning of year                 $174,981       $112,071
 Net income for the period                    (29,720)       (35,361)
 Dividends                                       3,849          7,564
 Special dividend                                  ---         95,769
 Settlement of convertible debentures            2,582          2,407
                                              --------       --------
 Deficit at end of period                     $151,692       $182,450
                                              ========       ========
 The accompanying notes form an integral part of these financial statements.




 REVENUE PROPERTIES COMPANY LIMITED
 CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

                                     Three months        Nine months
                                            ended              ended
                                     September 30       September 30
 (unaudited, in thousands of         2002    2001      2002     2001
 Canadian dollars)                -------  ------   -------  -------

 Income from continuing
   operations                      $2,487    $833   $30,253  $34,250

 Add (deduct) non-cash items:
   Depreciation and amortization    1,228   1,460     4,482    4,508
   Future income taxes              (189)   1,310     7,638    2,241
   Gain on sale of rental property    ---     ---   (23,940)     ---
   Loss on redemption of
     convertible debentures           ---     ---       992      ---
   Reduction of foreign currency
     translation account              ---     ---  (10,520) (18,487)
   Diminution in value of real
     estate assets                    ---     ---       ---    9,530
   Penalty on early debt repayment    ---     ---       ---    3,139
   Other                              ---     215        15      404
   Undistributed profit of
     equity accounted PNP             ---     ---       ---  (2,083)
   Gain on sale of shares of PNP      ---     ---       --- (23,574)

                                  -------  ------   -------  -------
 FUNDS FROM CONTINUING OPERATIONS  $3,526  $3,818    $8,920   $9,928
                                  =======  ======   =======  =======
 The accompanying notes form an integral part of these financial statements.













 REVENUE PROPERTIES COMPANY LIMITED
 CONSOLIDATED STATEMENTS OF CASH FLOW

                                     Three months        Nine months
                                            ended              ended
                                     September 30       September 30
 (unaudited, in thousands of        2002     2001      2002     2001
 Canadian dollars)              -------- --------  -------- --------

 OPERATING ACTIVITIES
 Funds from continuing operations $3,526   $3,818    $8,920   $9,928
 Re-leasing costs                  (605)    (584)   (1,176)  (1,075)
 Amortization of discount of
   convertible debentures            129      427       556    1,213
 Net change in other assets and
   liabilities                   (1,940)    3,109   (2,424)  (3,467)
                                -------- --------  -------- --------
                                   1,110    6,770     5,876    6,599
 Cash flow from discontinued
   operations                        ---      218     (304)    1,557
                                -------- --------  -------- --------
                                   1,110    6,988     5,572    8,156
                                -------- --------  -------- --------
 INVESTING ACTIVITIES
 Acquisition and development of
   real estate                   (1,029) (11,831)   (6,679) (13,859)
 Net proceeds from property sales  1,568      ---    63,388      ---
 Acquisition of portfolio
   investments                  (44,378)      ---  (44,378)      ---
 Advance to related corporation
   (Note 10)                    (20,000)      ---  (20,000)      ---
 Change in restricted cash       (2,203)      554   (4,060)    5,782
 Net proceeds from sale of PNP
   shares                            ---      ---       ---  320,180
                                -------- --------  -------- --------
                                (66,042) (11,277)  (11,729)  312,103
 Net proceeds from discontinued
   operations                        ---    (243)    13,797    (941)
                                -------- --------  -------- --------
                                (66,042) (11,520)     2,068  311,162
                                -------- --------  -------- --------

 FINANCING ACTIVITIES
 Issue of capital stock                5    1,472       185    1,684
 Reduction in long-term debt and
   bank indebtedness             (1,206) (66,083)  (51,595)(174,054)
 Repurchase of capital stock         ---  (3,445)       ---  (5,545)
 Dividends paid                  (1,283)  (3,752)   (3,849)  (7,564)
 Redemption and repurchase of
   convertible debentures            ---     (59)  (71,064)    (613)
 Settlement of convertible
   debentures                      (889)    (803)   (2,582)  (2,407)
                                -------- --------  -------- --------
                                 (3,373) (72,670) (128,905)(188,499)
 Reduction in debt of
   discontinued operations           ---    (231)      (59) (15,187)
                                -------- --------  -------- --------
                                 (3,373) (72,901) (128,964)(203,686)
                                -------- --------  -------- --------
 TOTAL CASH PROVIDED (USED)     (68,305) (77,433) (121,324)  115,632
 Effect of foreign currency
   translation on cash balances       47    (346)     (355)  (2,082)
 Cash and cash equivalents at
   beginning of period            73,023  195,134   126,444    3,805
                                -------- --------  -------- --------
 Cash and cash equivalents
   at end of period               $4,765 $117,355    $4,765 $117,355
                                ======== ========  ======== ========
 Supplemental cash flow information:
 Cash interest paid               $2,474   $5,719    $9,403  $17,393
 Cash income taxes paid               60       60       180    7,272

 During the nine months ended September 30, 2002, sales of the Company's interest in 109 lots in Guelph, Ontario were completed for $4,329, which was satisfied by mortgages receivable of $3,148 and cash for the balance.

 The accompanying notes form an integral part of these financial statements.





REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

1. BASIS OF PRESENTATION
Revenue Properties Company Limited's (the "Company") significant accounting policies as documented in Note 1 of the most recent annual consolidated financial statements have been applied consistently for the period ended September 30, 2002, except as disclosed in Note 2 - Share based compensation. These unaudited interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2. SHARE BASED COMPENSATION
Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standard, Stock-Based Compensation and Other Stock-Based Payments, Section 3870. The only share-based compensation or payment granted by the Company is pursuant to its share option plan. The accounting for the share option plan has not changed as a result of the new standard.

If the Company had adopted the fair value based method of accounting for its share option plan, the Company's pro forma compensation expense would have decreased net income by $29,000 for the three months ended September 30, 2002 (decreased net income by $87,000 for the nine months ended September 30, 2002), which would have no impact on the basic and diluted earnings per share as reported. The grant-date fair value of options granted during the nine months ended September 30, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002.

A summary of the status of the Company's share option plan as of September 30, 2002 and the changes during the period then ended is presented below:

(in  thousands, except per share        Outstanding  Weighted average
 amounts)                             share options             price
---------------------------------------------------------------------
Options  outstanding at  January              1,241             $1.18
  1, 2002
Options granted                                 545             $1.57
Options exercised                             (282)             $0.65
Options cancelled                              (30)               ---
                                              -----             -----
Options outstanding at September              1,474             $1.42
  30, 2002
                                              =====             =====
Options exercisable at September                919             $1.55
  30, 2002

For options outstanding as at September 30, 2002, the range of exercise prices and the weighted average exercise price is as follows:

                                  Number of     Weighted
                             share options-      average     Weighted
(in  thousands, except         exercisable/     exercise      average
 per share amounts)                   total       price-    remaining
                                             exercisable         life
Exercise price                                    /total
---------------------------------------------------------------------
$0.45 - $0.53                       178/382  $0.50/$0.52   3.18 years
$1.57 - $2.35                     741/1,092  $1.81/$1.73   2.36 years


3. PORTFOLIO INVESTMENTS
The portfolio of marketable securities is carried at cost plus accrued interest of $1,265,000. The market value of such securities was $43,704,000 at September 30, 2002 and $44,352,000 at October 31, 2002.
In the event of a decline in the value of a security that is other than temporary, the investment will be written down to the estimated recoverable amount.


4. SEGMENTED INFORMATION

                                        2002                      2001
(in thousands of    Retail Residential Total  Retail Residential Total
 Canadian dollars)   ------------------------ ------------------------

Three months ended September 30
Revenues           $10,169   $3,034  $13,203  $8,890   $6,001  $14,891
Operating expenses   5,149    2,380    7,529   4,679    4,321    9,000
                   -------   ------  -------  ------   ------  -------
Total               $5,020     $654   $5,674  $4,211   $1,680   $5,891
                   =======   ======  =======  ======   ======  =======

Nine months ended September 30
Revenues           $29,780  $14,393  $44,173 $27,079  $17,787  $44,866
Operating expenses  15,094   11,062   26,156  14,403   13,629   28,032
                   -------   ------  -------  ------   ------  -------
Total              $14,686   $3,331  $18,017 $12,676   $4,158  $16,834
                   =======   ======  =======  ======   ======  =======

                  As at September 30, 2002     As at December 31, 2001
                  --------------------------   -----------------------
Rental
properties         $93,233  $14,922 $108,155 $94,498  $49,858 $144,356


5.   CONVERTIBLE DEBENTURES
(in thousands of Canadian dollars, unless otherwise noted)

         Conversion                              Principal amount
Rate         price    Due date              September 30  December 31
                                                    2002         2001
-----    ----------   --------------------  ------------   ----------
6.0%        US$1.82   March 1, 2004            US$17,158    US$34,599


6.0%          $2.89   March 1, 2004 (a)          $27,233      $55,109
7.0%          $1.74   December 31, 2006 (b)       79,715       79,715
7.5%            ---   ---                            ---       44,961

(a) In April 2002, the Company repurchased US$17,441,000 (CDN $27,403,000) principal amount of the 6% US denominated convertible debentures, due March 1, 2004, resulting in a gain of CDN$101,000 and a net increase to shareholders' equity of $250,000. The debentures were repurchased pursuant to a substantial Issuer Bid at the price of US$950 cash for each US$1,000 principal amount plus accrued and unpaid interest.
(b) In January 2002, the Company redeemed and cancelled all of its outstanding 7.5% convertible debentures, which were to mature October 1, 2003. The redemption resulted in a loss of $1,093,000 and a net reduction to shareholders' equity of $900,000.


6. COMMON SHARES
 (in thousands)                September 30, 2002    December 31, 2001
                               ------------------    -----------------

Common shares outstanding                  64,156              63,869
Share options outstanding                   1,474               1,241

During the nine months ended September 30, 2002, the Company did not purchase any common shares pursuant to the Normal Course Issuer Bid filed with the Toronto Stock Exchange.


7. INCOME PER COMMON SHARE
A reconciliation of the number of shares used in the computation of basic and diluted income per share from both continuing operations and net income is as follows:

                                        Three months      Nine months
 (in thousands)                         2002   2001      2002    2001
                                     -------  ------  ------- -------
 Weighted  average number of  shares
 for basic income per share           64,152  62,523   64,095  63,291
 Effect  of conversion of debentures
 (where dilutive)                     45,813    ---    59,066  47,484
 Effect of dilutive share options        275     185      287      92
                                     -------  ------  ------- -------
 Weighted  average number of  shares
 for diluted income per share        110,240  62,708  123,448 110,867
                                     =======  ======  ======= =======

8. DISCONTINUED OPERATIONS
At the end of April 2002, PT Gaming LLC ("PT's") concluded the sale of its gaming assets, excluding the small casino. The Company recorded a loss of approximately CDN$344,000 (US$217,000) and received CDN$10,900,000 (US$7,200,000) from PT's. The Company's remaining net investment in gaming is approximately CDN$2,300,000 (US$1,500,000), after recording a provision of CDN$490,000 (US$310,000) in the second quarter. The Company has entered into an agreement to sell its interest in the casino to its partners for consideration equal to the net book value that will close after the transaction is approved by the appropriate authorities.


9. EXCHANGE RATES
                                   2002     2001         2002     2001
                                US$ to Canadian$      Canadian$ to US$
                               -----------------      ----------------
Average rate,  nine months
   ended September 30           $1.5703  $1.5381      $0.6368  $0.6502
Average rate, three months
   ended September 30           $1.5628  $1.5450      $0.6399  $0.6472
Period end rate
   at September 30              $1.5872  $1.5785      $0.6300  $0.6335
Period end rate at December 31           $1.5928               $0.6278



10.    ADVANCE TO RELATED CORPORATION
In July 2002, the Company advanced $20,000,000 on an unsecured basis, to Morguard Corporation, its ultimate parent. The demand loan is interest bearing at the 30-day banker's acceptance rate plus 175 basis points. Interest earned from this loan during the three months ended September 30, 2002 was $175,000.


11.    SUBSEQUENT EVENT
In October 2002, the Company completed the sale of the residential properties, referred to as Riverside Residences (Kipling Avenue). The sale of Riverside will result in a gain of approximately $5,200,000. The proceeds of $42,000,000 were used for general corporate purposes.




REPORT TO SHAREHOLDERS
Income  from  continuing  operations  for  the  three  months   ended
September 30, 2002 was $2.5 million or 2 cents per share, compared with $0.8 million (0 cents per share) in 2001.

Income from continuing operations for the nine months was $30.3 million (43 cents per share) in 2002, compared to $34.2 million (50 cents per share) in 2001 while net income was $29.7 million (42 cents per share) compared to $35.4 million (51 cents per share) in 2001. This year, income was increased by the gain on the sale of a residential  property,  The Oaks, of $23.9  million  and  a  non-cash
realization  of  $10.5  million  related  to  the  foreign   currency
translation account following the repatriation of cash in January, offset by a $1.0 million non-cash loss on the early redemption of convertible debentures. In 2001, income related to Pan Pacific Retail Properties, Inc ("PNP") totaled $37.5 million.

On a same property basis, the gross profit from rental operations increased 10% to $5.1 million for the quarter and 6% to $14.5 million for the nine months, with all major properties contributing to the improvement. Gross profit decreased 4% to $5.7 million during the quarter due to the sale of The Oaks in June 2002, offset in part by the acquisition of the remaining 50% of Prairie Mall in September 2001.

The Company and its partners sold the land in Guelph Township, Ontario, held for future development for cash. As a result, a profit of $0.2 million was recorded in the quarter.

Using the proceeds from the sale of the PNP shares during 2001 and the repayment of the residential mortgages related to the sale, interest costs decreased by $2.3 million to $1.9 million in the current quarter. The decreased interest charges resulted in the Company earning an operating profit of $2.4 million, compared to $1.2 million for the comparable period in 2001. For the year to date, the operating profit was $4.2 million compared to an operating loss of $4.0 million last year.

The primary indicator of performance for management continues to be funds from continuing operations ("FFO"). FFO for the quarter and nine months ending September 30, 2002 were $3.5 million ($3.8 million for the same period in 2001) and $8.9 million ($9.9 million in 2001), respectively. Last year, FFO for the nine months included PNP dividends of $11.9 million.

The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not be comparable to such other real estate companies. FFO is not indicative of funds available for the Company's cash needs.

The Company began the year with a cash balance of $126 million. Major uses of the cash included $71 million for the redemption of convertible debentures and $50 million to repay bank indebtedness. A mortgage was arranged, secured against East York Town Centre, generating cash of $20 million, the sale by P.T. Gaming LLC of the sports bars generated $13 million and the sale of The Oaks generated $41 million after the repayment of $18 million of mortgages secured against the properties.

In July, the Company, in order to increase the return on the substantial cash balance, invested $44 million in a portfolio of 10 corporate bonds and advanced $20 million to Morguard Corporation, a related party, by way of a demand loan at a market rate of interest set monthly. The cash balance at September 30, 2002 was $4.8 million.

Early in October, the Company completed the purchase and sale of the residential project, referred to as Riverside Residences, generating cash of $11 million. A gain of $5.2 million will be recorded in the fourth quarter results.

As a result of both The Oaks and Riverside sales, the Company's future rental income will decrease by approximately $4.5 million annually and interest expense will decrease by $1.4 million. In addition, the Company has cash of $16 million for investment.

The Company announced in August that its wholly owned subsidiary, RPC Gaming, Inc. had entered into a definitive agreement to sell its interest in the remaining casino property owned by P.T. Gaming LLC to its Nevada partners for approximately $3 million, including the assumption of $2 million of debt. The closing of this transaction is conditional only upon the parties obtaining all necessary regulatory approvals, which are expected in December 2002. Upon closing of this transaction, the Company will have completed its plan to end its involvement in gaming in Nevada.

To October 31, 2002, the Company has not acquired any common shares under the Normal Course Issuer Bid while 4,167 options were exercised at an average price of $1.15 per share.

The Company also announced today that it had declared the fourth quarterly dividend of 2 cents per common share, payable on December 18, 2002 to shareholders of record on December 10, 2002.

On behalf of the Board of Directors,

"William I. Kennedy"                    "Richard E. Fletcher"
William I. Kennedy                       Richard E. Fletcher
President                                Vice-President, Finance
                                         and Chief Financial Officer

November 1, 2002